Exhibit 16.1

March 8, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 8, 2017, of Penn National Gaming, Inc. and are in agreement with the statements contained in the second sentence of the first paragraph and the second, third, fourth and fifth paragraphs of Item 4.01(a). We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP